Exhibit 99.1

Wix Reports Third Quarter 2019 Results

●	Strong growth trajectory continues in Q3, reflecting the success of global pricing optimization and continued growth of registered users and premium subscriptions

o	Revenue of $196.8M, up 26% Y/Y

o	Collections of $205.9M, up 26% Y/Y, accelerating from prior quarter Y/Y growth

●	Net subscription additions of 114,000 bolster a solid base of over 4.4M subscriptions, providing a source of sustainable and durable growth

●	Lifetime cohort value continues to grow, driven by a combination of subscription additions and increasing monetization per subscription

o	Expected future collections of existing user cohorts over the next 8 years increased to $6.1 billion, up 24% Y/Y

o	Collections from the Q1 2019 user cohort increased 10% vs. the Q1 2018 cohort over the same period of time, accelerating from a quarter ago

●	Introduced the Wix Partner Program to help agencies achieve their business goals and scale on Wix

NEW YORK, November 14, 2019 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the third quarter ended September 30, 2019. In addition, the Company provided its outlook for the fourth quarter 2019 and updated its outlook for the full year.

“The investment in marketing to professionals we announced earlier this year is already showing positive returns as agencies continue to increase their engagement with Wix,” said Avishai Abrahami, Co-founder and CEO of Wix. “We continue to build out the Wix platform to provide the ability to create any website or application online, and I am excited about our momentum as we head into 2020.”

Nir Zohar, President and COO of Wix, said, “Our results this quarter reflect strong growth in the lifetime value of our user cohorts. This growth has been driven by a combination of increasing subscriptions and monetization per subscription, which demonstrates the high value of our products and success with our recent pricing optimization efforts.“

Lior Shemesh, CFO of Wix, said, “Our worldwide reach provides us with a global user base; however, it also subjects us to changes in foreign exchange rates. We have experienced strong growth this year, but our growth would be even stronger excluding changes in FX rates. Using constant currency rates on a year over year basis, we expect our revenue for the full year 2019 would be approximately $10 million higher and collections would be roughly $12 million higher, which would equate to 28% year over year growth. Despite this headwind, we are ending 2019 on a strong note and are excited about 2020.”

Q3 2019 Financial Summary

	Three months ended
	September 30,
$ in thousands	2018	2019	Y/Y growth	Prior Q3 2019 Outlook
Revenue	$155,600	$196,791	26%	$196,000 – 198,000
Collections	$162,777	$205,860	26%	$204,000 – 206,000
Operating Income (Loss)	$(3,498)	$(20,605)	NA

Non-GAAP Operating Income	$16,256	$12,258	(25)%

Net Cash Provided by Operating Activities	$27,607	$36,073	31%

Free Cash Flow	$23,691	$29,227	23%

Additional Q3 2019 Results and Highlights

●	Revenue in the third quarter was impacted by changes in foreign exchange (FX) rates since Q3 guidance was provided in July, as well as a change in revenue mix in the quarter

●
Collections in the third quarter were impacted by changes in FX rates since Q3 guidance was provided in July. Assuming constant FX rates since Q3 guidance was issued in July, Q3 collections were $207.0M, up 27% y/y

●	Gross margin on a GAAP basis in the third quarter of 2019 was 73%, compared to 79% in the third quarter of 2018

●	Non-GAAP gross margin in the third quarter of 2019, calculated as non-GAAP gross profit as a percent of revenue, was 74%, compared to 80% in the third quarter of 2018

o
The decline in non-GAAP gross margin is attributed to the growth of Wix Payments since its launch in Q4 2018, as well as the investment in expanding our Customer Solutions globally to provide a more personalized support experience for our users. We believe this investment and Wix Payments will drive incremental collections and revenue growth in 2020 and beyond

●	GAAP operating loss in the third quarter of 2019 was $(20.6) million, compared to GAAP operating loss of $(3.5) million in the third quarter of 2018

o
The y/y growth in GAAP operating loss is due to the decline in gross margin as a result of the growth in Wix Payments, the investment we made in Customer Solutions, the increase in stock based compensation expenses as a result of increases in our share price and the accrual of approximately $3.2 million in sales tax expense in GAAP G&A expenses in Q3 2019

●	Non-GAAP operating income in the third quarter of 2019 was $12.3 million compared to non-GAAP operating income of $16.3 million in the third quarter of 2018.

o	The y/y decline in non-GAAP operating income is attributed to the decline in gross margin as a result of the growth in Wix Payments, as well as the investment we made in Customer Solutions

●	GAAP net loss in the third quarter of 2019 was $(17.4) million, or $(0.34) per share, compared to a net loss of $(5.9) million, or $(0.12) per share, for the third quarter of 2018

●	Non-GAAP net income in the third quarter of 2019 was $20.8 million, or $0.41 per share, compared to non-GAAP net income of $18.8 million, or $0.39 per share for the third quarter of 2018

●
Net cash provided by operating activities in the third quarter of 2019 was $36.1 million, while capital expenditures totaled $6.8 million, leading to free cash flow of $29.2 million, compared to $23.7 million of free cash flow in the third quarter of 2018, a 23% year-over-year increase

●
Added 114,000 net premium subscriptions in the third quarter of 2019 to reach 4.4 million as of September 30, 2019, a 15% increase over the total number of premium subscriptions at the end of the third quarter of 2018

●
Added 5.5 million registered users in the third quarter of 2019. Registered users as of September 30, 2019 were 160 million, representing a 17% increase compared to the end of the third quarter of 2018

Recent Business Highlights

●
Introduced Wix Partner Program: This quarter, we began the roll out of the Wix Partner Program, which offers agencies professional resources to achieve their business goals and deliver custom solutions to their clients. The initial phase of this program includes extended support, access to the tailored dashboard, forum, and product betas, as well as migration support and a complimentary business website. Future products and offerings for this program are planned for early 2020

●
Announced a strategic partnership with NTT Town Page: In September, we announced a partnership with NTT Town Page, which provides a leading Japanese business directory, offering "NTT Town Page Digital Lead Powered by Wix" to NTT Town Page small business customers across Japan. The service will include a complete suite of products including website creation, site management, e-commerce and SEO capabilities to power online marketing and promotion for small and medium-sized businesses. As a result of this venture, Wix will serve as the exclusive website platform provider to NTT Town Page, positioning Wix to become the leading digital marketing solution for millions of businesses in Japan

●
Introduced enhanced payment options in Japan: In August, we announced a partnership with GMO Epsilon to provide a local payment option for Wix merchants in Japan. Wix businesses in Japan are now able to offer GMO-EP's payment solutions to customers through their online businesses, enabling credit card payments with lower processing fees, direct bank transfers, and additional features to make growing a business on Wix even more convenient

●
Renewing of the share repurchase authorization: As previously disclosed, Wix is authorized by the Israeli District Court to repurchase up to $100 million of its ordinary shares from time to time, until December 31, 2019, when the current court authorization expires. Wix plans to file in the coming days a motion seeking a renewed court approval in Israel to re-authorize the Company to repurchase up to $100 million of its ordinary shares from time to time until December 31, 2020, or a shorter period as approved by the court. Wix expects the motion to be re-approved before the expiration of the current authorization. Wix did not repurchase any shares in the quarter ended September 30, 2019

Financial Outlook

Wix is introducing its outlook for the fourth quarter 2019:

	Q4 2019 Outlook	Y/Y growth
Revenue	$204 - $206 million	24% - 25%
Collections	$222 - $225 million	26% - 28%

Wix is also updating its outlook for the full year 2019. The updated full year guidance is inclusive of changes in FX rates since we last provided full year guidance in July. Had FX rates stayed constant since that time, we would have raised FY 2019 collections guidance from the prior range of $825-$831 million by approximately $3.5 million at the midpoint of the range to $830-$833 million, and FY 2019 free cash flow guidance from the prior range of $123-$126 million by approximately $2.5 million at the midpoint of the range to $126-$128 million.

	Updated FY 2019 Outlook	Y/Y growth	Updated FY 2019 Outlook (FX neutral to July 2019)	Prior FY 2019 Outlook
Revenue	$761 - $763 million	26%	$762 - $764 million	$761 - $765 million
Collections	$828 - $831 million	26%	$830 - $833 million	$825 - $831 million
Free Cash Flow	$124 - $126 million	22%-24%	$126 - $128 million	$123 - $126 million

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, November 14, 2019 to answer questions about the financial and operational performance of the business for the third quarter ended September 30, 2019. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346-354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 6392716. A telephonic replay of the call will be available through November 21, 2019 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 6392716.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 160 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, cumulative cohort collections, collections on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual, amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see "Reconciliation of GAAP to Non-GAAP Financial Measures" below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its free cash flow guidance to net cash provided by operating activities because net cash provided by operating activities is not accessible on a forward-looking basis. Items that impact net cash provided by operating activities are out of the Company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation to net cash provided by operating activities is not available without unreasonable effort. The Company has also not reconciled future collections over the next eight years from existing user cohorts. Items that impact future revenue and deferred revenue over an eight year period cannot be reasonably predicted. Accordingly, a reconciliation to revenue is not available without unreasonable effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions including through the launch of our Wix Partner Program; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, for example through our recent strategic partnership with NTT Town Page and our partnership with a Japanese payment provider, intended to expand our reach to customers in Japan; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Solutions organization by engaging additional agents around the world to provide 24/7 support in nine different languages; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2018 annual report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2019. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
investors.wix.com
ir@wix.com
914-267-7390

Media Relations:
Vivian Hernandez
Wix Press Room
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)

Revenue	$155,600	$196,791	$439,507	$556,500
Cost of revenue	32,977	53,295	92,458	139,672
Gross Profit	122,623	143,496	347,049	416,828

Operating expenses:
Research and development	49,360	64,488	144,354	184,157
Selling and marketing	62,247	75,862	188,113	232,909
General and administrative	14,514	23,751	43,039	62,320
Total operating expenses	126,121	164,101	375,506	479,386
Operating loss	(3,498)	(20,605)	(28,457)	(62,558)
Financial expenses, net	(2,509)	1,242	(1,106)	(1,068)
Other income (expenses)	17	117	101	149
Loss before taxes on income	(5,990)	(19,246)	(29,462)	(63,477)
Taxes on income	(74)	(1,879)	1,905	1,364
Net loss	$(5,916)	$(17,367)	$(31,367)	$(64,841)

Basic and diluted net loss per share	$(0.12)	$(0.34)	$(0.66)	$(1.29)
Basic and diluted weighted-average shares used to compute net loss per share	48,498,392	50,862,253	47,671,718	50,232,546

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2018	2019
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$331,057	$283,158
Short term deposits	349,619	304,113
Restricted cash and deposit	1,149	1,149
Marketable securities	22,992	187,451
Trade receivables	13,528	16,201
Prepaid expenses and other current assets	11,939	27,229
Total current assets	730,284	819,301

Long Term Assets:
Property and equipment, net	21,947	30,634
Marketable securities	47,225	87,406
Prepaid expenses and other long-term assets	3,065	4,093
Intangible assets and goodwill, net	42,229	40,726
Operating lease assets	-	53,979
Total long-term assets	114,466	216,838

Total assets	$844,750	$1,036,139

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$45,567	$48,214
Employees and payroll accruals	32,036	40,725
Deferred revenues	227,226	269,379
Accrued expenses and other current liabilities	35,564	47,410
Operating lease liabilities	-	14,267
Total current liabilities	340,393	419,995

Long term deferred revenues	12,494	19,643
Long term deferred tax liability	602	425
Convertible senior notes	337,777	353,362
Long term loan	1,219	1,219
Other long term liabilities	-	2,482
Long term operating lease liabilities	-	40,246
Total long term liabilities	352,092	417,377

Total liabilities	692,485	837,372

Shareholders' Equity
Ordinary shares	88	94
Additional paid-in capital	472,239	580,519
Other comprehensive loss	(1,691)	1,366
Accumulated deficit	(318,371)	(383,212)
Total shareholders' equity	152,265	198,767

Total liabilities and shareholders' equity	$844,750	$1,036,139

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(5,916)	$(17,367)	$(31,367)	$(64,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,213	3,194	6,306	8,779
Amortization	733	733	2,052	2,203
Share based compensation expenses	18,760	28,392	52,203	80,864
Amortization of debt discount and debt issuance costs	4,965	5,274	4,965	15,585
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(493)	137	(1,390)	731
Amortization of premium and discount and accrued interest on marketable securities, net	74	(140)	86	(99)
Deferred income taxes, net	(341)	(346)	(746)	187
Decrease (increase) in trade receivables	(5,729)	2,029	(3,005)	(2,503)
Decrease (increase) in prepaid expenses and other current and long-term assets	7,512	(1,683)	(10,037)	(12,824)
Increase in trade payables	2,184	2,278	5,566	3,606
Increase (decrease) in employees and payroll accruals	(7,368)	109	6,063	12,344
Increase in short term and long term deferred revenues	7,177	9,069	42,820	49,302
Increase in accrued expenses and other current liabilities	3,836	4,394	6,138	14,993
Net cash provided by operating activities	27,607	36,073	79,654	108,327
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	96,015	164,000	115,126	245,775
Investment in short-term deposits and restricted deposits	(172,999)	(175,000)	(324,779)	(203,100)
Investment in marketable securities	(37,678)	(127,967)	(52,657)	(264,583)
Proceeds from marketable securities	1,357	32,246	15,793	61,302
Purchase of property and equipment	(3,865)	(6,712)	(10,372)	(17,777)
Capitalization of software development costs	(51)	(134)	(313)	(523)
Investment in other long-term assets	-	-	(500)	-
Purchases of investments in privately-held companies	-	(262)	-	(262)
Payment for Businesses acquired	-	-	-	(700)
Net cash used in investing activities	(117,221)	(113,829)	(257,702)	(179,868)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	6,082	9,452	27,973	23,642
Proceeds from issuance of convertible senior notes	57,750	-	442,750	-
Payments of debt issuance costs	(2,591)	-	(12,601)	-
Purchase of capped call	(5,914)	-	(45,338)	-
Net cash provided by financing activities	55,327	9,452	412,784	23,642
INCREASE IN CASH AND CASH EQUIVALENTS	(34,287)	(68,304)	234,736	(47,899)
CASH AND CASH EQUIVALENTS—Beginning of period	354,253	351,462	85,230	331,057
CASH AND CASH EQUIVALENTS—End of period	$319,966	$283,158	$319,966	$283,158

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues	$155,600	$196,791	$439,507	$556,500
Collections	$162,777	$205,860	$482,327	$605,802
Free Cash Flow	$23,691	$29,227	$68,969	$90,027
Number of registered users at period end (*)	136,538	159,543	136,538	159,543
Number of premium subscriptions at period end (*)	3,836	4,410	3,836	4,410

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues	$155,600	$196,791	$439,507	$556,500
Change in deferred revenues	7,177	9,069	42,820	49,302
Collections	$162,777	$205,860	$482,327	$605,802

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$1,102	$1,525	$3,268	$4,272
Research and development	10,372	14,886	28,327	41,261
Selling and marketing	2,597	4,590	6,991	13,844
General and administrative	4,689	7,391	13,617	21,487
Total share based compensation expenses	18,760	28,392	52,203	80,864
(2) Amortization	733	733	2,052	2,203
(3) Acquisition related expenses	261	564	2,635	617
(4) Amortization of debt discount and debt issuance costs	4,965	5,274	4,965	15,585
(5) Sales tax accrual	-	3,174	-	3,174
(6) Non-operating foreign exchange expenses (income)	-	56	-	1,648
Total adjustments of GAAP to Non GAAP	$24,719	$38,193	$61,855	$104,091

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Gross Profit	$122,623	$143,496	$347,049	$416,828
Share based compensation expenses	1,102	1,525	3,268	4,272
Amortization	142	142	426	425
Non GAAP Gross Profit	123,867	145,163	350,743	421,525

Non GAAP Gross margin	80%	74%	80%	76%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Operating loss	$(3,498)	$(20,605)	$(28,457)	$(62,558)
Adjustments:
Share based compensation expenses	18,760	28,392	52,203	80,864
Amortization	733	733	2,052	2,203
Sales tax accrual	-	3,174	-	3,174
Acquisition related expenses	261	564	2,635	617
Total adjustments	$19,754	$32,863	$56,890	$86,858

Non GAAP operating income	$16,256	$12,258	$28,433	$24,300

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except  per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net loss	$(5,916)	$(17,367)	$(31,367)	$(64,841)
Share based compensation expense and other Non GAAP adjustments	24,719	38,193	61,855	104,091
Non-GAAP net income	$18,803	$20,826	$30,488	$39,250

Basic Non GAAP net income per share	$0.39	$0.41	$0.64	$0.78
Weighted average shares used in computing basic Non GAAP net income\ per share	48,498,392	50,862,253	47,671,718	50,232,546

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net cash provided by operating activities	$27,607	$36,073	$79,654	$108,327
Capital expenditures, net	(3,916)	(6,846)	(10,685)	(18,300)
Free Cash Flow	$23,691	$29,227	$68,969	$90,027

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Basic and diluted weighted average number of shares outstanding	48,498,392	50,862,253	47,671,718	50,232,546
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,714,715	7,571,765	7,714,715	7,571,765
Restricted share units	2,051,910	2,231,470	2,051,910	2,231,470
	58,265,017	60,665,488	57,438,343	60,035,781

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	December 31, 2019		December 31, 2019
	Low	High	Low	High

Projected revenues	204,000	206,000	761,000	763,000
Projected change in deferred revenues	18,000	19,000	67,000	68,000
Projected collections	$222,000	$225,000	$828,000	$831,000

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS (FX NEUTRAL TO JULY 2019)
(In thousands)

	Year Ending
	December 31, 2019
	Low	High

Projected revenues	762,000	764,000
Projected change in deferred revenues	68,000	69,000
Projected collections	$830,000	$833,000

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS (FX NEUTRAL 2018 TO 2019)
(In thousands)

	Year Ending
	December 31, 2019
	Low	High

Projected revenues	771,000	773,000
Projected change in deferred revenues	69,000	70,000
Projected collections	$840,000	$843,000